SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of December 14, 2009

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On December 14, 2009 Global Crossing Limited, the indirect parent of the registrant, issued a press release announcing the registrant’s unaudited condensed consolidated financial results for the three and nine months ended September 30, 2009. A copy of the registrant’s quarterly report for the three and nine months ended September 30, 2009 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Quarterly Report for the three and nine months ended September 30, 2009 for Global Crossing (UK) Telecommunications Limited.

Exhibit 99.1

GLOBAL CROSSING (UK)

TELECOMMUNICATIONS LIMITED

QUARTERLY REPORT FOR THE

THREE AND NINE MONTHS

ENDED SEPTEMBER 30, 2009

Global Crossing (UK) Telecommunications Limited

INDEX

Page
Item 1. Condensed Consolidated Unaudited Financial Statements	5

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	22

Item 3. Controls and Procedures	36

Item 1.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statements of Comprehensive Income/(Loss) (unaudited)

(in thousands)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2008	2009	2008	2009
Revenue		£82,110	£74,841	£241,185	£230,738
Cost of sales		(50,832)	(45,257)	(149,052)	(146,703)

Gross profit		31,278	29,584	92,133	84,035

Distribution costs		(4,905)	(4,775)	(13,638)	(13,935)
Administrative expenses		(17,759)	(15,666)	(52,343)	(51,869)

		(22,664)	(20,441)	(65,981)	(65,804)

Operating profit		8,614	9,143	26,152	18,231
Finance charges, net		(15,159)	(10,623)	(30,453)	(11,552)

(Loss)/profit before tax		(6,545)	(1,480)	(4,301)	6,679
Tax charge	3	(97)	(89)	(290)	(449)

(Loss)/profit for the period		£(6,642)	£(1,569)	£(4,591)	£6,230

Other comprehensive income/(loss)
Profit/(loss) on cash flow hedge taken to equity		1,578	172	2,396	(2,081)
Transfers to condensed consolidated statement of comprehensive income/(loss) on cash flow hedge		192	(219)	165	(180)

Other comprehensive income/(loss) for the period, net of tax		1,770	(47)	2,561	(2,261)

Comprehensive (loss)/income for the period		£(4,872)	£(1,616)	£(2,030)	£3,969

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statements of Changes in Equity (unaudited)

(in thousands)

	Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total Equity
At December 31, 2007	£101	£27,648	£(2,035)	£(220,666)	£(194,952)

Gain on cash flow hedge taken to equity	—	—	2,396	—	2,396
Transfers to condensed consolidated statement of comprehensive income on cash flow hedge	—	—	165	—	165
Loss for the period	—	—	—	(4,591)	(4,591)
Share-based payment	—	3,791	—	—	3,791

At September 30, 2008	£101	£31,439	£526	£(225,257)	£(193,191)

At December 31, 2008	£101	£30,504	£2,694	£(250,511)	£(217,212)
Loss on cash flow hedge taken to equity	—	—	(2,081)	—	(2,081)
Transfers to condensed consolidated statement of comprehensive income on cash flow hedge	—	—	(180)	—	(180)
Profit for the period	—	—	—	6,230	6,230
Share-based payment	—	711	—	—	711

At September 30, 2009	£101	£31,215	£433	£(244,281)	£(212,532)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statements of Financial Position

(in thousands, except share information)

	December 31, 2008	September 30, 2009
		(unaudited)
Non current assets
Intangible assets, net	£11,955	£11,566
Property, plant and equipment, net	179,544	163,890
Investment in associate	178	210
Retirement benefit asset	1,020	1,020
Trade and other receivables (including amounts receivable from related parties of £34,897 and £31,567, respectively)	37,006	33,575

	229,703	210,261

Current assets
Trade and other receivables (including amounts receivable from related parties of £2,540 and £10,286, respectively)	56,276	66,959
Derivative financial instrument	2,787	706
Cash and cash equivalents	36,100	26,304

	95,163	93,969

Total assets	£324,866	£304,230

Current liabilities
Trade and other payables (including amounts payable to related parties of £10,588 and £14,384, respectively)	£(81,909)	£(87,614)
Senior secured notes	(7,382)	(8,898)
Deferred revenue	(38,751)	(34,591)
Provisions	(1,590)	(1,216)
Obligations under finance leases	(10,182)	(7,621)
Other debt obligations	(740)	(403)

	(140,554)	(140,343)

Non current liabilities
Trade and other payables (including amounts payable to related parties of £nil and £9,400, respectively)	(335)	(9,528)
Senior secured notes	(279,546)	(258,740)
Deferred revenue	(100,694)	(91,487)
Retirement benefit obligation	(2,880)	(2,957)
Provisions	(3,786)	(2,670)
Obligations under finance leases	(14,043)	(11,004)
Other debt obligations	(240)	(33)

	(401,524)	(376,419)

Total liabilities	(542,078)	(516,762)

Net liabilities	£(217,212)	£(212,532)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	30,504	31,215
Hedging reserve	2,694	433
Accumulated deficit	(250,511)	(244,281)

Total equity	£(217,212)	£(212,532)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statements of Cash Flows (unaudited)

(in thousands)

	Nine Months Ended September 30,
	2008	2009
Operating activities:
(Loss)/profit for the period	£(4,591)	£6,230
Adjustments for:
Finance charges, net	30,453	11,552
Income tax charge	290	449
Depreciation of property, plant and equipment	26,520	26,308
Amortization of intangible assets	1,655	1,308
Amortization of prepaid connection costs	7,004	6,774
Share based payment expense	3,791	711
Gain on disposal of property, plant and equipment	(11)	(19)
Equity income from associate	—	(32)
Change in provisions	(1,122)	(1,651)
Change in operating working capital	(11,015)	(21,660)
Change in other assets and liabilities	(4,508)	(8,914)

Cash generated from operations	48,466	21,056
Interest paid	(17,164)	(16,875)

Net cash provided by operating activities	£31,302	£4,181

Investing activities:
Interest received	£3,246	£2,244
Proceeds from sale of property, plant and equipment	12	58
Purchase of property, plant and equipment	(16,432)	(9,301)

Net cash used in investing activities	£(13,174)	£(6,999)

Financing activities:
Loans provided by group companies	£—	£9,908
Repayment of senior secured notes	(1,158)	(7,382)
Payment of employee taxes on share-based compensation	—	(1,047)
Repayment of capital elements of finance lease obligations	(7,339)	(7,913)
Proceeds from debt obligations	474	—
Repayment of capital element of other debt obligations	(327)	(544)

Net cash used in financing activities	£(8,350)	£(6,978)

Net increase/(decrease) in cash and cash equivalents	£9,778	£(9,796)
Cash and cash equivalents at the beginning of period	23,954	36,100

Cash and cash equivalents at the end of period	£33,732	£26,304

Non cash financing activities:
Capital lease and debt obligations incurred	£1,079	£2,311

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)

1. Description of Business

Global Crossing (UK) Telecommunications Limited (“GCUK” or the “Company”) is a company registered in England and Wales. It is an indirect, wholly owned subsidiary of, the principal business in the United Kingdom (“UK”) of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“GC Bidco”), an indirect, wholly owned subsidiary of GCL.

GCUK is a leading UK communications solutions provider offering a suite of internet protocol (“IP”) and managed telecommunications services. We have a strong and established enterprise customer base, including over 100 UK government departments, information technology systems integrators, rail sector customers and major corporate clients, to whom we provide tailored services. We also provide services to our carrier customers, who are typically national and international communications service providers, including mobile network operator customers.

The Company operates as one reportable business segment with revenue derived from two types of third party customers, enterprise and carrier customers primarily located in the UK, and from Group Companies.

In 2004, Global Crossing (UK) Finance plc (“GC Finance”) was created as a wholly owned special purpose financing subsidiary of GCUK. This entity was formed for the sole purpose of acting as a financing company for the issuance of debt securities and other financing arrangements and has no separate operations. On December 23, 2004, GC Finance issued $200.0 million aggregate principal amount of dollar-denominated 10.75 percent senior secured notes due 2014 and £105.0 million aggregate principal amount of sterling-denominated 11.75 percent senior secured notes due 2014 under an indenture dated December 23, 2004, between GC Finance, the Company and others and the Bank of New York as Trustee (the “Indenture”). On December 28, 2006, GC Finance issued a further £52.0 million of 11.75 percent Senior Secured Notes due 2014 under the Indenture (collectively, with the senior secured notes issued on December 23, 2004, the “Senior Secured Notes” or “Notes”), the proceeds from which were used to finance the acquisition of the UK operations (“Fibernet”) of Fibernet Group Limited (previously Fibernet Group plc) and its subsidiaries (“Fibernet Group”) from GC Acquisitions Limited, an affiliated acquisition vehicle that had acquired Fibernet Group plc pursuant to an offer that was declared wholly unconditional on October 11, 2006.

2. Accounting Policies

Basis of preparation and use of estimates

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Company’s unaudited condensed consolidated financial statements for the periods presented. These unaudited condensed consolidated financial statements have been prepared on the basis of the accounting policies as set forth in the audited consolidated financial statements included within the Company’s 2008 annual report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2009 (“2008 Annual Report”). These unaudited condensed consolidated financial statements are as of and for the three and nine month period ended September 30, 2009 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and note disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included within the 2008 Annual Report. These unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fairly present the financial results for these interim periods. The results of operations for any interim period are not necessarily indicative of results to be expected for the full year.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

2. Accounting Policies (continued)

The preparation of unaudited condensed consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements, and the reported revenue and expenses during the reporting period. Such estimates include the valuation of accounts receivable, intangible assets and property, plant and equipment, cost of access accruals, the restructuring provision, legal contingencies, guarantee obligations and retirement benefit schemes. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation. As future events and their effects cannot be determined with precision, actual results could differ from those estimates. Change in these estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

During August 2009, the Company received a retroactive real estate tax assessment revision for the cumulative period of December 2006 to June 2009, which resulted in a change in our estimate of the liability as at June 30, 2009 resulting in an additional charge of £2.9 million to our condensed consolidated statement of operations for the quarter ended June 30, 2009. In the three months ended September 30, 2009, the company made a retrospective real estate tax recharge covering the period April 2005 to April 2010 to an entity in the GC Group which resulted in a benefit of £1.6 million to our condensed consolidated statement of comprehensive income/(loss) for the period then ended.

The following IFRS’s, International Accounting Standards (“IAS”) and Interpretations of the International Financial Reporting Interpretations Committee standards (“IFRIC”) that are relevant to the Company have been adopted during the period.

IAS 1 (Revised)	Presentation of financial statements

Issued in September 2007, this revision to IAS 1 introduces the following minor changes to the original standard:

•	Non-mandatory changes to the titles of some primary financial statements;

•

Introduction of a requirement to include a statement of financial position at the beginning of the earliest accounting period whenever an entity retrospectively applies an accounting policy, makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements; and

•

Requires all items of income and expense (including those accounted for directly in equity) to be presented in either (i) a single statement (a “statement of comprehensive income”); or (ii) in two statements (a separate “income/(loss) statement” and “statement of comprehensive income/(loss)”). The Company has chosen to follow option (i).

IFRS 8	Operating segments

Issued in November 2006, this standard supersedes IAS 14 “Segment reporting”, and requires operating segments to be consistent with that used by management for internally evaluating performance and allocating resources. As the Company operates as one reportable business segment, the adoption of this standard has not affected the results of the Company or its operations and has resulted in no additional disclosure.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

2. Accounting Policies (continued)

IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments (Amendments to IFRS 7)

Issued in March 2009, this amendment to IFRS 7 requires enhanced disclosures about fair value measurements and liquidity risk. In particular the new disclosures:

•	Clarify that the existing IFRS 7 fair value disclosures must be made separately for each class of financial instrument;

•	Add a disclosure of any change in the method for determining fair value and the reasons for the change;

•	Establish a three-level hierarchy for making fair value adjustments;

•

Add disclosure, for each fair value measurement, in the Statement of Financial Position of which hierarchy level was used and any transfers between levels, with additional disclosures whenever level 3 is used;

•	Clarify that the current maturity analysis for non-derivative financial instruments should include issued financial guarantee contracts; and

•	Add a disclosure of maturity analysis of derivative financial liabilities.

Adoption of this amendment to IFRS 7 may result in additional disclosure in our year end reporting. This amendment has still to be endorsed by the EU.

IFRIC 18	Transfer of Assets from Customers

Issued in January 2009, this interpretation clarifies the treatment of IFRS, particularly IAS 18 “Revenue” for agreements in which an entity receives an item of property, plant and equipment from a customer to connect to an ongoing supply of goods and services. Adoption of this interpretation has not affected the results of the Company or its operations and has resulted in no additional disclosure. This interpretation has still to be endorsed by the EU.

Recently issued accounting pronouncements

During the nine months ended September 30, 2009, and subsequent to that date, the IASB issued the following standards and interpretations with an effective date after the date of these financial statements:

IFRIC/IFRS	Effective date

Improvements to International Financial Reporting Standards	January 1 , 2010 unless otherwise specified

Issued in April 2009 as part of its Annual Improvement Process, this standard contains amendments to twelve International Financial Reporting Standards. Adoption of this standard is not expected materially to affect the results of the Company or its operations. This standard has still to be endorsed by the EU.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

2. Accounting Policies (continued)

IFRS 2 (Amendment)	Share Based Payment	January 1, 2010

Issued in June 2009, this amendment to IFRS 2 clarifies the accounting for group cash-settled share based payment transactions. The amendments clarify how an individual subsidiary in a group should account for some share-based payment arrangements in its own financial statements where the subsidiary receives goods or services from employees or suppliers but its parent or another entity in the group must pay those employees or suppliers. The amendments make clear that:

•

An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash; and

•	In IFRS 2 a “group” has the same meaning as in IAS 27 “Consolidated and Separate Financial Statements”, that is, it includes only a parent and its subsidiaries.

The amendments also incorporate guidance previously included in IFRIC 8 “Scope of IFRS 2” (“IFRIC 8”) and IFRIC 11 “IFRS 2–Group and Treasury Share Transactions” (“IFRIC 11”). As a result, the IASB has withdrawn IFRIC 8 and IFRIC 11.

Adoption of this revised standard is not expected materially to affect the results of the Company or its operations. This amendment has still to be endorsed by the EU.

IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2013

Issued in November 2009, the IASB issued IFRS 9 as its first step in a project to replace IAS 39 “Financial Instruments: Classification and Measurement” (“IAS 39”). IFRS 9 introduces new requirements for classifying and measuring financial assets. The IASB intend to expand IFRS 9 during 2010 to add new requirements for classifying and measuring financial liabilities, derecognition of financial instruments, impairment and hedge accounting. IFRS 9 will then be a complete replacement for IAS 39. The Company is in the process of assessing how, if at all, adoption of IFRS 9 will affect the results of the Company or its operations and whether any additional disclosure will be required. This standard has still to be endorsed by the EU.

3. Taxation

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2009	2008	2009
	(in thousands)		(in thousands)
Current income tax:
Current income tax charge	£(97)	£(89)	£(290)	£(449)

Income tax charge	£(97)	£(89)	£(290)	£(449)

The current tax charges of £0.1 million and £0.4 million for the three and nine months ended September 30, 2009, respectively, relate to an amount payable to other Group Companies for the surrender of tax relief to offset against the Company’s taxable income in the period (see note 5).

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

4. Restructuring

The table below details the movements in the restructuring reserve for the nine months ended September 30, 2009.

Facility closings
(in thousands)
Balance at December 31, 2008	£4,607
Arising during the period	839
Reversal of unused amounts	(746)
Adjustment from unwinding of discount	142
Utilized in the period	(1,745)

Balance at September 30, 2009	£3,097

As a result of the slowdown then taking place in the telecommunications industry, the Board of Directors of GCL approved a restructuring plan in 2001 which resulted in the consolidation of offices and other real estate facilities. The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021.

Restructuring charges are included in administrative expenses in the unaudited condensed consolidated statements of comprehensive income/(loss).

The discounted facilities closings provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £25.6 million as of September 30, 2009), offset by the discounted anticipated receipts from existing and future third-party subleases. As of September 30, 2009, anticipated third-party sublease receipts were £22.5 million, representing £17.0 million from subleases already entered into and £5.5 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

5. Related parties

Transactions with Group Companies

On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”) with Global Crossing Europe Limited (“GCE”). As of December 31, 2008 and September 30, 2009, there were loans of US$50.4 million (equivalent to £34.9 million as at December 31, 2008 and £31.6 million as at September 30, 2009) due from GCE under this credit agreement. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the Company’s operating cash flow, as permitted by and defined in the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Excess Cash Offer, as defined under the Indenture, and have an effective interest rate of 13.5%. These loans mature five business days prior to the maturity of the principal outstanding on the Senior Secured Notes. In the three months ended September 30, 2008 and 2009, total finance revenue of £3.5 million (being interest income of £0.9 million plus a foreign exchange gain of £2.6 million), and finance revenue, of £2.1 million (being interest income of £1.0 million plus a foreign exchange gain of £1.1 million), respectively, has been recognized in the unaudited condensed consolidated statement of comprehensive income in respect of these loans. In the nine months ended September 30, 2008 and 2009, total finance revenue of £5.2 million (being interest income of £2.6 million plus a foreign exchange gain of £2.6 million), and finance revenue, net of £0.1 million (being interest income of £3.4 million less a foreign exchange loss of £3.3 million), respectively, has been recognized in the unaudited condensed consolidated statement of comprehensive income/(loss) in respect of these loans.

There were no loan balances due to other companies in the GC Group as at December 31, 2008. On April 8, 2009, the Company entered into a loan facility of up to $15.0 million with GC Impsat Holdings I Plc, a member of the GC Group, which was fully drawn down in the second quarter of 2009. The purpose of the loan was to support our Excess Cash Offer (see Item 2 “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources – Financial Condition and Liquidity” for more information) in respect of the year ended December 31, 2008 and other working capital needs. At September 30, 2009 the pound sterling equivalent balance outstanding in respect of this loan was £9.4 million. The loan has an effective interest rate of 10%, payable semi-annually in arrears and matures in September 2012. In the three months ended September 30, 2009, a total finance expense of £0.5 million (being interest expense of £0.2 million and a foreign exchange loss of £0.3 million) has been recognized in the unaudited condensed consolidated statement of comprehensive income in respect of these loans. In the nine months ended September 30, 2009, total finance revenue of £0.2 million (being interest expense of £0.3 million and a foreign exchange gain of £0.5 million) has been recognized in the unaudited condensed consolidated statement of comprehensive income/(loss) in respect of these loans.

The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is claimed. During the three months ended September 30, 2008 and 2009, we incurred a current year tax charge of £0.1 million in respect of each period and during the nine months ended September 30, 2008 and 2009, we incurred a current year tax charge of £0.3 million and £0.4 million, respectively. These amounts reflect the amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

Commencing January 1, 2009, the Company will pay GC Group for the value of GCL share-based awards granted to employees of the Company, such value to be determined by reference to the amount accrued in respect of such awards in accordance with generally accepted accounting principles. In the nine months ended September 30, 2009, the Company incurred approximately £0.3 million for the value of such GCL share-based awards during that period.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

5. Related parties (continued)

The following presents a summary of the total (income for)/cost of related party services included in revenue (1), cost of sales (2) and administrative expenses (3) in the unaudited condensed consolidated statements of comprehensive income for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2009	2008	2009
	(in thousands)		(in thousands)
Recognition of deferred revenue (1)	£(125)	£(125)	£(375)	£(375)
Voice termination services (2)	48	(205)	61	(95)
Leased asset income (2)	(656)	(649)	(1,873)	(1,924)
Corporate services (3)	1,727	1,899	4,608	6,463
Shared resources (3)	96	(434)	308	(231)
Other transactions (3)	166	275	433	835

	£1,256	£761	£3,162	£4,673

In addition, during the three months ended September 30, 2009, the Company made a retrospective property tax recharge to GCE, an affiliated company, of £1.6 million covering the period April 2005 to April 2010.

As at December 31, 2008 and September 30, 2009, related party receivables balances, excluding loans, were £2.5 million and £10.3 million, respectively, and related party payables balances were £10.6 million and £14.4 million, respectively.

6. Contingencies

Regulatory

In June 2008, the Company and others entered into a dispute with BT in relation to BT’s adherence with its regulatory pricing obligations for wholesale leased lines (“PPCs”), during the period since June 2004, and this dispute was filed with Ofcom. In April 2009, Ofcom issued its preliminary findings in this matter which found that BT had been overcharging for certain PPC products and proposed that a substantial repayment would be required. Ofcom has consulted on these preliminary findings and, in October 2009, issued its Final Determination on the matter which confirmed that BT had indeed overcharged the Company and others during the period April 2005 to Sept 2008 inclusive and ordered BT to settle financially with the Company. Our cost of access expense in the three months ended September 30, 2009 benefited from a £3.7 million reduction as a result of favorable regulatory ruling by Ofcom in respect of partial private circuits.

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company, there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s unaudited condensed consolidated statements of comprehensive income, unaudited condensed consolidated statements of financial position or unaudited condensed consolidated statements of cash flows.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

7. Condensed Consolidating Financial Information

This supplemental unaudited condensed consolidating financial information should be read in conjunction with the Company’s unaudited condensed consolidated financial statements.

Each of GCUK and Fibernet has guaranteed the Notes as a senior obligation ranking in equal right of payment with all of its existing and future debt.

The following unaudited condensed consolidating financial information of the Company is presented as at December 31, 2008 and September 30, 2009, and for the three and nine months ended September 30, 2008 and 2009 and has separate columns for each of GC Finance (as subsidiary Issuer), GCUK (as parent guarantor) and Fibernet (as subsidiary guarantors).

	Three months ended September 30, 2008
Statement of Comprehensive Income/(Loss)	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£67,444	£16,330	£—	£(1,664)	£82,110
Cost of sales	(43,993)	(8,503)	—	1,664	(50,832)

Gross profit	23,451	7,827	—	—	31,278
Distribution and administrative (expenses)/income	(17,779)	(4,927)	42	—	(22,664)

Operating profit	5,672	2,900	42	—	8,614
Finance (charges)/revenue, net	(5,063)	59	(10,155)	—	(15,159)

Profit/(loss) before tax	609	2,959	(10,113)	—	(6,545)
Tax charge	(97)	—	—	—	(97)

Profit/(loss) for the period	£512	£2,959	£(10,113)	£—	£(6,642)

Other comprehensive income
Gain on cash flow hedge taken to equity	—	—	1,578	—	1,578
Transfers to condensed consolidated statement of comprehensive income/(loss) on cash flow hedge	—	—	192	—	192

Other comprehensive income for the period net of tax	—	—	1,770	—	1,770

Comprehensive income/(loss) for the period	£512	£2,959	£(8,343)	£—	£(4,872)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

7. Condensed Consolidating Financial Information (continued)

	Three months ended September 30, 2009
Statement of Comprehensive Income/(Loss)	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£60,745	£15,667	£—	£(1,571)	£74,841
Cost of sales	(38,670)	(8,158)	—	1,571	(45,257)

Gross profit	22,075	7,509	—	—	29,584
Distribution and administrative expenses	(16,113)	(4,249)	(79)	—	(20,441)

Operating profit/(loss)	5,962	3,260	(79)	—	9,143
Finance charges, net	(6,154)	(39)	(4,430)	—	(10,623)

(Loss)/profit before tax	(192)	3,221	(4,509)	—	(1,480)
Tax charge	(89)	—	—	—	(89)

(Loss)/profit for the period	£(281)	£3,221	£(4,509)	£—	£(1,569)

Other comprehensive loss
Gain on cash flow hedge taken to equity	—	—	172	—	172
Transfers to condensed consolidated statement of comprehensive income/(loss) on cash flow hedge	—	—	(219)	—	(219)

Other comprehensive loss for the period net of tax	—	—	(47)	—	(47)

Comprehensive (loss)/income for the period	£(281)	£3,221	£(4,556)	£—	£(1,616)

	Nine months ended September 30, 2008
Statement of Comprehensive Income/(Loss)	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£199,084	£47,027	£—	£(4,926)	£241,185
Cost of sales	(127,270)	(26,708)	—	4,926	(149,052)

Gross profit	71,814	20,319	—	—	92,133
Distribution and administrative (expenses)/income	(51,440)	(14,565)	24	—	(65,981)

Operating profit	20,374	5,754	24	—	26,152
Finance charges, net	(20,859)	(37)	(9,557)	—	(30,453)

(Loss)/profit before tax	(485)	5,717	(9,533)	—	(4,301)
Tax charge	(290)	—	—	—	(290)

(Loss)/profit for the period	£(775)	£5,717	£(9,533)	£—	£(4,591)

Other comprehensive income
Gain on cash flow hedge taken to equity	—	—	2,396	—	2,396
Transfers to condensed consolidated statement of comprehensive income/(loss) on cash flow hedge	—	—	165	—	165

Other comprehensive income for the period net of tax	—	—	2,561	—	2,561

Comprehensive (loss)/income for the period	£(775)	£5,717	£(6,972)	£—	£(2,030)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

7. Condensed Consolidating Financial Information (continued)

	Nine months ended September 30, 2009
Statement of Comprehensive Income/(Loss)	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£187,803	£47,754	£—	£(4,819)	£230,738
Cost of sales	(126,944)	(24,578)	—	4,819	(146,703)

Gross profit	60,859	23,176	—	—	84,035
Distribution and administrative expenses	(51,687)	(13,999)	(118)	—	(65,804)

Operating profit/(loss)	9,172	9,177	(118)	—	18,231
Finance (charges)/revenue, net	(25,150)	(128)	13,726	—	(11,552)

(Loss)/profit before tax	(15,978)	9,049	13,608	—	6,679
Tax charge	(449)	—	—	—	(449)

(Loss)/profit for the period	£(16,427)	£9,049	£13,608	£—	£6,230

Other comprehensive loss
Loss on cash flow hedge taken to equity	—	—	(2,081)	—	(2,081)
Transfers to condensed consolidated statement of comprehensive income/(loss) on cash flow hedge	—	—	(180)	—	(180)

Other comprehensive loss for the period net of tax	—	—	(2,261)	—	(2,261)

Comprehensive (loss)/income for the period	£(16,427)	£9,049	£11,347	£—	£3,969

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

7. Condensed Consolidating Financial Information (continued)

	December 31, 2008
Statement of Financial Position	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Non current assets
Intangible assets, net	£2,460	£9,495	£—	£—	£11,955
Property, plant and equipment, net	137,923	41,621	—	—	179,544
Investment in subsidiary and associated undertakings	52,193	—	—	(52,015)	178
Retirement benefit asset	1,020	—	—	—	1,020
Trade and other receivables	36,102	35,049	260,853	(294,998)	37,006

	229,698	86,165	260,853	(347,013)	229,703

Current assets
Cash and cash equivalents	21,681	12,932	1,487	—	36,100
Derivative financial instrument	—	—	2,787	—	2,787
Other current assets	61,884	23,720	2,315	(31,643)	56,276

	83,565	36,652	6,589	(31,643)	95,163

Total assets	£313,263	£122,817	£267,442	£(378,656)	£324,866

Current liabilities
Trade and other payables	£(372,528)	£(33,745)	£(2,277)	£326,641	£(81,909)
Deferred revenue	(25,690)	(13,061)	—	—	(38,751)
Short term debt obligations	(9,475)	(1,447)	(7,382)	—	(18,304)
Other current liabilities	(1,590)	—	—	—	(1,590)

	(409,283)	(48,253)	(9,659)	326,641	(140,554)

Non current liabilities
Deferred revenue	(97,082)	(3,612)	—	—	(100,694)
Long term debt obligations	(7,625)	(183)	(286,021)	—	(293,829)
Other non current liabilities	(6,983)	(18)	—	—	(7,001)

	(111,690)	(3,813)	(286,021)	—	(401,524)

Total liabilities	£(520,973)	£(52,066)	£(295,680)	£326,641	£(542,078)

Net (liabilities)/assets	£(207,710)	£70,751	£(28,238)	£(52,015)	£(217,212)

Total equity	£(207,710)	£70,751	£(28,238)	£(52,015)	£(217,212)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

7. Condensed Consolidating Financial Information (continued)

	September 30, 2009
Statement of Financial Position	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Non current assets
Intangible assets, net	£3,014	£8,552	£—	£—	£11,566
Property, plant and equipment, net	120,766	43,124	—	—	163,890
Investment in subsidiary and associated undertakings	52,225	—	—	(52,015)	210
Retirement benefit asset	1,020	—	—	—	1,020
Trade and other receivables	32,889	39,362	261,082	(299,758)	33,575

	209,914	91,038	261,082	(351,773)	210,261

Current assets
Cash and cash equivalents	17,556	8,333	415	—	26,304
Derivative financial instrument	—	—	706	—	706
Other current assets	91,332	48,556	11,007	(83,936)	66,959

	108,888	56,889	12,128	(83,936)	93,969

Total assets	£318,802	£147,927	£273,210	£(435,709)	£304,230

Current liabilities
Trade and other payables	£(397,940)	£(56,539)	£(16,829)	£383,694	£(87,614)
Deferred revenue	(24,766)	(9,825)	—	—	(34,591)
Short term debt obligations	(7,272)	(752)	(8,898)	—	(16,922)
Other current liabilities	(1,216)	—	—	—	(1,216)

	(431,194)	(67,116)	(25,727)	383,694	(140,343)

Non current liabilities
Deferred revenue	(89,372)	(2,115)	—	—	(91,487)
Long term debt obligations	(5,606)	201	(264,372)	—	(269,777)
Other non current liabilities	(15,136)	(19)	—	—	(15,155)

	(110,114)	(1,933)	(264,372)	—	(376,419)

Total liabilities	£(541,308)	£(69,049)	£(290,099)	£383,694	£(516,762)

Net (liabilities)/assets	£(222,506)	£78,878	£(16,889)	£(52,015)	£(212,532)

Total equity	£(222,506)	£78,878	£(16,889)	£(52,015)	£(212,532)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

7. Condensed Consolidating Financial Information (continued)

	Nine months ended September 30, 2008
Statement of Cash Flows	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Net cash provided by/(used in) operating activities	£16,794	£14,290	£(15,258)	£15,476	£31,302

Investing activities:
Interest received	2,867	327	15,528	(15,476)	3,246
Proceeds from disposal of property, plant and equipment	12	—	—	—	12
Purchase of property, plant and equipment	(13,391)	(3,041)	—	—	(16,432)

Net cash (used in)/provided by investing activities	(10,512)	(2,714)	15,528	(15,476)	(13,174)

Financing activities:
Loans received from/(provided to) group companies, net	2,000	(2,000)	—	—	—
Repayment of Senior secured notes	—	—	(1,158)	—	(1,158)
Repayments of capital elements under finance leases	(5,648)	(1,691)	—	—	(7,339)
Proceeds from other debt obligations	474	—	—	—	474
Repayment of capital element of other debt obligations	(327)	—	—	—	(327)

Net cash used in financing activities	(3,501)	(3,691)	(1,158)	—	(8,350)

Net increase/(decrease) in cash and cash equivalents	2,781	7,885	(888)	—	9,778
Cash and cash equivalents at the beginning of period	13,899	8,013	2,042	—	23,954

Cash and cash equivalents at the end of period	£16,680	£15,898	£1,154	£—	£33,732

	Nine months ended September 30, 2009
Statement of Cash Flows	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Net cash (used in)/provided by operating activities	£(572)	£(1,549)	£(7,898)	£14,200	£4,181

Investing activities:
Interest received	2,198	38	14,208	(14,200)	2,244
Proceeds from disposal of property, plant and equipment	58	—	—	—	58
Purchase of property, plant and equipment	(7,335)	(1,966)	—	—	(9,301)

Net cash (used in)/provided by investing activities	(5,079)	(1,928)	14,208	(14,200)	(6,999)

Financing activities:
Loans received from group companies	9,908	—	—	—	9,908
Repayment of Senior secured notes	—	—	(7,382)	—	(7,382)
Repayment of employee taxes on share based payments	(1,047)	—	—	—	(1,047)
Repayments of capital elements under finance leases	(6,791)	(1,122)	—	—	(7,913)
Repayment of capital element of other debt obligations	(544)	—	—	—	(544)

Net cash provided by/(used in) financing activities	1,526	(1,122)	(7,382)	—	(6,978)

Net decrease in cash and cash equivalents	(4,125)	(4,599)	(1,072)	—	(9,796)
Cash and cash equivalents at the beginning of period	21,681	12,932	1,487	—	36,100

Cash and cash equivalents at the end of period	£17,556	£8,333	£415	£—	£26,304

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and current financial position. This discussion should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report and the audited consolidated financial statements and related notes included in our 2008 annual report.

All references in this Item 2 to:

•

“we,” “us,” “our,” the “Company” and “GCUK” are to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries, including the Issuer, except where expressly stated otherwise or the context otherwise requires;

•	“Guarantors” are to GCUK and Fibernet Group Limited (formerly Fibernet Group plc), Fibernet UK Limited and Fibernet Limited;

•	“Guarantees” are the guarantees by the Guarantors of the Notes on a senior basis;

•	“Fibernet Group” are to, collectively, Fibernet Group Limited (formerly Fibernet Group plc), a company incorporated in England and Wales, and its consolidated subsidiaries at such time;

•

“Fibernet” are to Fibernet Group, excluding Fibernet Holdings Limited and Fibernet GmbH, which were transferred to Global Crossing International Ltd, one of our affiliates, prior to our acquisition of Fibernet Group Limited on December 28, 2006;

•

“the Issuer” and “GC Finance” are to Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales, our direct wholly owned finance subsidiary that is the issuer of the Notes guaranteed by the Guarantors and which has no trading activity, except where expressly stated otherwise or the context otherwise requires;

•

“GCL,” “Global Crossing”, “our parent” and “our parent company” are to Global Crossing Limited, a company organized under the laws of Bermuda and our indirect parent company by which we are indirectly wholly owned;

•	“Group Companies”, “Group” and “GC Group” are to the group of companies owned directly or indirectly by GCL, including us;

•	“GCE” are to Global Crossing Europe Limited, a company wholly owned by GCL;

•	“GC Impsat” are to Global Crossing Impsat Holdings I Plc, a company wholly owned by GCL;

•	“2008 annual report” and “annual report” are to the annual report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on April 15, 2009;

•

“Initial Notes” are to the 10.75% US dollar-denominated senior secured notes and the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 23, 2004 and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•

“Additional Notes” are to the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 28, 2006 and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•	“Notes” and “Senior Secured Notes” are to, collectively, the Initial Notes and the Additional Notes;

•	“Indenture” are to the indenture, dated December 23, 2004, governing the Notes;

•	“UK” are to the United Kingdom;

•	“EU” are to the European Union;

•	“US dollars”, “dollars” or “$” are to the lawful currency of the United States of America; and

•	“pounds sterling”, “sterling” or “£” are to the lawful currency of the UK.

Cautionary Note Regarding Forward-Looking Statements

Our disclosure and analysis in this quarterly report on Form 6-K contain certain “forward-looking statements”, as such term is defined in Section 21E of the Securities Exchange Act of 1934. These statements set forth anticipated results based on management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have attempted to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will”, “could” and similar expressions in connection with any discussion of future events or future operating or financial performance or strategies. Such forward-looking statements include, but are not limited to, statements regarding:

•

our services, including the development and deployment of data products and services based on Internet Protocol (“IP”) and other technologies and strategies to expand our targeted customer base and broaden our sales channels and the opening and expansion of our data center and collocation services;

•	the operation of our network, including with respect to the development of IP-based services and data center and collocation services;

•

our liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures, anticipated levels of indebtedness and the ability to raise capital through financing activities, including capital leases and similar financings;

•

trends related to and management’s expectations regarding results of operations, required capital expenditures, revenues from existing and new lines of business and sales channels, operating income before depreciation and amortization, order volumes and cash flows including but not limited to those statements set forth in this Item 2; and

•	sales efforts, expenses, interest rates, foreign exchange rates, and the outcome of contingencies, such as legal proceedings.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our annual reports on Form 20-F and quarterly reports on Form 6-K. Also note that we provide the following cautionary discussion of risks and uncertainties related to our businesses. These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Securities Exchange Act of 1934. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ significantly from current beliefs and expectations. In addition to the risk factors identified under the captions below, the operations and results of our business are subject to risks and uncertainties identified elsewhere in this quarterly report on Form 6-K as well as general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services.

Risks related to Liquidity and Financial Resources

•

We face a number of risks related to current global economic conditions and the severe tightening in the global credit markets. Recently, the economy and capital and credit markets have been experiencing exceptional turmoil and upheaval. Ongoing concerns about the systemic impact of potential long term and wide-spread recession, volatile energy costs, the availability, cost and terms of credit, consumer and business confidence, substantially increased unemployment and the crisis in the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for both established and emerging economies, including those in which we operate. In addition, continued turbulence in the UK and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial position of our customers, including our ability to access capital markets and obtain capital lease financing to meet liquidity needs.

•

We expect that economies of scale will allow us to grow revenues while incurring incremental costs that are proportionately lower than those applicable to our existing business. If the increased costs required to support our revenue growth turn out to be greater than anticipated, we may be unable to improve our profitability and/or cash flows even if revenue growth goals are achieved. The current downturn in the world economy could temper our growth, although the value we offer prospective customers could attract business in a cost-saving environment. In addition, improvements in our cost structure in the short term become more difficult as the amount of potential savings decreases due to the success of past savings initiatives.

•

Our cash flow expectations are predicated on revenue growth in our target enterprise and carrier data sales channels, including economies of scale expected from such growth, and the success of ongoing cost reduction initiatives. Our expectations are also based in part on arranging capital leases and other forms of equipment financing. Our ability to arrange such financing will depend on credit market conditions. If we are unable to arrange such financings, we may not be able to make all necessary or desirable capital and other expenditures to run and grow our business and/or to comply with certain provisions of the Indenture which requires us to offer to repurchase outstanding Notes upon occurrence of certain events under the Indenture.

•

Cost of access represents our single largest expense and gives rise to material current liabilities. We actively manage our working capital through careful attention to our receivables and payables. In the past, certain telecommunications carriers from which we purchase access services demanded that we pay for access services on a timelier basis, which resulted in increased demands on our liquidity. If such demands were to continue to a greater degree than anticipated, or if access vendors were to insist on significant deposits to secure our access payment obligations, we could be prevented from meeting our cash flow projections and our long term liquidity requirements. The current downturn in the world economy and tightening of global credit markets could cause access vendors to insist upon timelier payment or provision of security deposits.

•	We may be unable to improve operating results and/or maintain positive cash flows in the future, which could prevent us from meeting our long term liquidity requirements.

•	The restrictive covenants of the Indenture limit, and any future debt instruments may limit, our financial and operating flexibility.

Risks related to our operations

•

Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are beyond our control. It is possible that in some future quarters our results may be below analysts’ and investors’ expectations.

•	Our rights to the use of the fiber that make up our network may be affected by the financial health of our fiber providers.

•	We may not be able to continue to connect our network to incumbent carriers’ networks or maintain Internet peering arrangements on favorable terms.

•	It is expensive and difficult to switch new customers to our network and lack of cooperation of incumbent carriers can slow the new customer connection process.

•

The operation, administration, maintenance and repair of our systems require significant expense and are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives.

•

The failure of our operations support systems could adversely affect our ability to process orders, provision sales, and to bill for services efficiently and accurately, all of which could cause us to suffer customer dissatisfaction, loss of business, loss of revenue or the inability to add customers on a timely basis, any of which would adversely affect our revenues.

•

While capital expenditures have remained relatively stable in recent years, such levels may not be sustainable in the future, particularly as our business grows. Our ability to fund future capital expenditures may be limited by our ability to generate sufficient cash flow, including raising any necessary financings.

•	Intellectual property and proprietary rights of others could prevent us from using necessary technology.

•

We are exposed to significant currency exchange rate risks and our results for the period may suffer due to currency translations. From September 2008 to February 2009, pounds sterling has weakened considerably against both the US dollar, in which a significant portion of Senior Secured Notes are denominated, and the Euro. Although exchange rates have since moderated, significant depreciation of pounds sterling has an adverse impact on our finance costs. In addition, further weakening of pounds sterling against those currencies would reduce the pounds sterling equivalent of cash balances held in those currencies.

•	Many of our important government customers have the right to terminate their contracts with us if a change in control occurs or to reduce the services they purchase from us.

•	Our dependence on a number of key personnel.

•	Our revenue is concentrated in a limited number of customers.

•	The absence of firm commitments to purchase minimum levels of revenue or services in the majority of our customer contracts.

•	Our reliance on a limited number of third party suppliers.

•	Insolvency could lead to termination of certain of our contracts.

Risks related to Competition and our Industry

•	We face significant competition in the marketplace.

•	The prices that we charge for our services have been decreasing, and we expect that such decreases will continue over time.

•

Technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices.

•	Many of our competitors have superior resources, which could place us at a cost and price disadvantage.

•	Failure to develop and introduce new services could affect our ability to compete in the industry.

•	Our selection of technology could prove to be incorrect, ineffective or unacceptably costly, which would limit our ability to compete effectively.

•

UK regulations require us to maintain a number of licenses and permits. If we fail to comply with those regulatory requirements or to obtain and maintain those licenses and permits, including payment of related fees, we may not be able to conduct our business. Moreover, those regulatory requirements could change in a manner that significantly increases our costs or otherwise adversely affects our operations.

•	Terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations.

Other risks

•	We are exposed to significant contingent liabilities that could result in material losses that we have not reserved against and entail significant legal expenses to defend.

•	Our real estate restructuring provision represents a material liability, the calculation of which involves significant estimation.

•

The influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s actions, which may conflict with our interests, together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock.

•	Our business may be disrupted due to the sharing of corporate and operational services with our parent.

•	Current market conditions have had a negative impact on the return of plan assets for our pension schemes, which may require additional funding and negatively impact our cash flows.

For a more detailed description of many of these risks and important additional risk factors, see Item 3.D “Key Information—Risk Factors,” in our 2008 annual report.

Executive Summary

Overview

We are a leading UK communications solutions provider offering a suite of IP and managed telecommunications services. We have a strong and established enterprise customer base, including over 100 UK government departments, information technology systems integrators, rail sector customers and major corporate clients, to whom we provide tailored services. We also provide services to our carrier customers, who are typically national and international communications service providers, including mobile network operator customers.

GCUK operates the most extensive fiber optic network in the UK after BT and Cable & Wireless. Because of the reach and capacity of our network, the Company believes that it is well positioned to take advantage of new business opportunities with modest incremental capital expenditure.

Despite the highly competitive nature of the telecommunications industry we operate in, we have been able to maintain a significant recurring revenue stream through a strong product and service suite and strong customer relationships.

We are an indirect, wholly owned subsidiary, and the principal UK business, of GCL.

Third Quarter 2009 Highlights

Revenue from our enterprise, carrier data and indirect sales channel, which is the primary focus of our business strategy, decreased £7.3 million, or 9%, to £73.4 million in the third quarter of 2009 compared with £80.7 million in the same period in 2008. The decline was primarily due to a £6.5 million reduction as result of the conclusion of the Camelot network contract (discussed in further detail later in this document).

Our cost of access expense in the period benefited from a £3.7 million reduction as a result of favorable regulatory ruling by Ofcom in respect of partial private circuits (see the regulatory section for further detail).

Regulatory

As discussed in previous filings, in November 2007, the European Commission (“EC” or the “Commission”) published its proposals for a revision to the current regulatory framework applying in the telecommunications sector. These proposals included a number of measures that would affect the Company including, but not limited to, the creation of a new pan-EU regulatory body and a new right for the EC to intervene in and ultimately overturn decisions by national regulatory authorities. The package of Commission proposals is currently being reviewed in both EU Parliament committees and working groups of the Council of the EU which have been established for this purpose. The first reading of all the proposals was heard at a European Council meeting in September 2008. The EC issued revised proposals which subsequently received a second reading and a common position was agreed in November 2008. In May 2009, the European Parliament agreed on the text of two new Directives but sought to reintroduce a significant provision that had previously been removed during the second reading and common position. As a consequence, the proposals are expected to move into the Conciliation process in autumn 2009.

In November 2009, the European Parliament and the Council of Ministers reached an agreement on the EU Telecoms Reform package. This agreement concluded negotiations on the one single issue which had remained controversial between Parliament and Council: the degree to which access to the internet should, and could, be protected by EU law, as well as the procedural and judicial safeguards for internet users. After further talks, in a conciliation committee made up of representatives of the 27 Member States and an equal number of representatives from Parliament, the negotiators of Parliament, Council and Commission agreed unanimously on a new internet freedom provision that will substantially strengthen the rights of internet users. The new internet freedom provision will be accompanied by new measures to reinforce the neutral character of the internet in Europe. Following final votes in Parliament and Council in November 2009, it is expected that these reforms could come into force in early 2010. EU countries will then have 18 months to incorporate the new provisions into their national legislation. While the Company is unable to fully assess the impact of these proposed revisions to the regulatory framework on its results or operations until the proposals are adopted, the primary economic objectives of the policy initiatives are aimed at strengthening competition and increasing harmony across national regulatory implementations, which, when enacted, will tend to have a positive impact on the Company.

As discussed in previous filings, both the Office of Communication (“Ofcom”) and BT’s Equivalence of Access Board and Office have regularly monitored the implementation of the undertakings given by BT in September 2005. In May 2009, Ofcom published a report on the impact of its regulatory strategy which expressed a general level of satisfaction with BT’s progress towards full compliance with its various undertakings. However, a number of specific concerns have been highlighted by Ofcom, particularly in relation to new product development. In this report, Ofcom also noted that deployment of BT’s 21st Century Network has been subject to delays that have been unhelpful for the industry, and that BT has not met its original obligations in relation to the development of separate management systems for its upstream and downstream businesses. In May 2009, the BT Equality of Access Office issued its fourth annual report of its internal compliance findings which identified broadly similar concerns to Ofcom and reported on investigations into certain compliance breaches. In October 2009, Ofcom commenced a consultation on proposals for dealing with the regulatory aspects regarding access to connectivity via BT’s future fiber optic deployment in the ‘last mile’. BT has sought a derogation from its obligations under the Undertakings in order to permit its Openreach division to operate active devices within its future Fiber to the Premises (“FTTP”) network architecture and Ofcom has proposed that this should be permitted subject to BT’s competitors being permitted to purchase the derived services on an equivalent basis to BT’s own downstream business units. The Company is unable to fully assess the impact of these developments on its results or operations but will continue to review the situation.

In March 2007, Ofcom issued a statement in relation to wholesale mobile voice call termination. As a consequence, a 4-year period of charge control has been introduced which will cap the average charges which all five UK mobile network operators (“MNOs”) may levy to terminate traffic originated on fixed networks. BT has appealed this Ofcom decision to the Competition Appeal Tribunal (“CAT”) seeking further reduction to the average charges. Hutchinson 3G has also appealed this Ofcom decision and has additionally raised certain non-price issues with the CAT. In an order dated March 2008, the CAT referred those matters relating to the setting of prices to the Competition Commission. The Competition Commission completed its investigation into prices in January 2009, subsequent to which the CAT issued its judgment in April 2009, substantially upholding the appeal. Ofcom published a consultation document in April 2009, in which it proposed substantial reductions to the target average mobile termination rates from that date until March 31, 2011. As a consequence, the cost to the Company of passing calls for termination on UK mobile networks has fallen in comparison to pre April 2009 costs which will have a positive impact on its business.

In July 2007, Ofcom published a series of determinations into disputes between BT and five MNOs regarding the price BT would be required to pay the MNOs for terminating calls on mobile handsets connected to their networks. These disputes relate to the period from September 2006 to March 2007 and the Ofcom determinations adversely affected the Company’s purchase of transit services from BT. While this impact is not believed to be material to the Company’s results or operations we are concerned that an unwelcome precedent may be set. The Company and others, including BT and two MNOs, have disputed the Ofcom determinations and our appeal was heard, along with others relating to regulation of mobile termination, at hearings of the CAT during January and February 2008. In May 2008, the CAT handed down its judgment which upheld the appeal made by the Company and the adverse Ofcom determinations have therefore been set aside. This judgment also included useful guidance to Ofcom and the market as to how future disputes might be resolved. A further judgment was handed down by the CAT in August 2008 in which the CAT directed Ofcom to require the MNOs to set termination rates for the relevant period at levels which will be at or below the rates the Company has been charged. Consequently, and contingent upon whether or not the CAT’s judgment on rates can be successfully appealed, the Company anticipates a positive but not material impact on its results and operations. No further appeal relating to these charges has been filed. A final Order was issued by the CAT in November 2008, which directed the specific financial terms under which BT and the five MNOs should settle, and this matter was settled during the third quarter of 2009.

In June 2008, the Company and others entered into a dispute with BT in relation to BT’s adherence with its regulatory pricing obligations for wholesale leased lines (“PPCs”), during the period since June 2004, and this dispute was filed with Ofcom. In July 2008, Ofcom decided to open a proceeding on this matter. Subsequently, BT identified that it had found errors in its regulatory financial statements for the year ended March 31, 2005 until the year ended March 31, 2007 and in September 2008, BT published its restated regulatory financial statement for the year ended March 31, 2007. In April 2009, Ofcom issued its preliminary findings in this matter which found that BT had been overcharging for certain PPC products and proposed that a substantial repayment would be required. Ofcom has consulted on these preliminary findings. In October, 2009, Ofcom issued its Final Determination on the matter which confirmed that BT had overcharged the Company and others during the period April 2005 to September 2008 inclusive and ordered BT to settle financially with the Company in the amount of £3.7 million plus interest. While the favorable ruling is subject to a two month appeal period, we have received a credit note from the vendor and do not expect any significant adjustments.

In February 2009, Ofcom published its final Statement in relation to its review of the Business Connectivity market which covers a range of products that are of significant importance to the Company. In this Statement, Ofcom confirmed its intention to impose a charge control on BT for wholesale business connectivity products during the period from October 2008 until September 2012. The proposal included continuing price regulation of wholesale leased line PPC terminating segments and additional regulation of the charges for PPC trunk circuits, wholesale Ethernet services and certain supporting equipment and accommodation services. In July 2009, Ofcom published its final decision as to the specific charge controls that would apply and, while BT has been permitted to raise its charges for certain products, notably lower bandwidth products which are becoming obsolescent and more expensive to provide and maintain, the overall impact is a small year-on-year price reduction in real terms, i.e. allowing for inflation, which has a generally positive impact for the Company. In September, 2009, this Leased Line Charge Control decision was appealed to the CAT by Cable and Wireless. The Company is unable to fully assess the impact of this legal action on its results or operations but will continue to review the situation.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the accompanying unaudited condensed consolidated financial statements, which have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and IFRS as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board; however, the differences have no impact on the Company’s unaudited condensed consolidated financial statements for the periods presented. These financial statements are as of and for the three and nine month periods ended September 30, 2009 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and note disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. The application of IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures at the date of the financial statements and during the reporting period. Although these estimates are based on our knowledge of current events, actual amounts and our results could differ from those estimates. The estimates made are based on historical factors, current circumstances, and the experience and judgment of our management, who continually evaluate the judgments, estimates and assumptions and may employ outside experts to assist in such evaluations.

Certain of our accounting policies are deemed “critical,” as they are both most important to the financial statements presentation, and require management’s most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. For a discussion of our critical accounting policies, see our 2008 annual report. Management believes that there have been no significant changes regarding our critical accounting policies since such time.

Relationship with our Parent Company and its Affiliates

Operational and Financial Relationships

Commencing January 1, 2009, we will pay GC Group for the value of GCL share-based awards granted to our employees, such value to be determined by reference to the amount accrued in respect of such awards in accordance with generally accepted accounting principles. In the nine months ended September 30, 2009, the Company incurred approximately £0.3 million for the value of such GCL share-based awards during that period.

We have a loan facility of up to $15.0 million with GC Impsat, a member of the GC Group, which was fully drawn down in the second quarter of 2009. The purpose of the loan was to support our Excess Cash Offer (see “Liquidity and Capital Resources – Financial Condition and Liquidity” for more information) in respect of the year ended December 31, 2008 and other working capital needs. At September 30, 2009 the pounds sterling equivalent balance outstanding in respect of this loan was £9.4 million. The loan has an effective interest rate of 10%, payable semi-annually in arrears, and matures in September 2012.

There has been no other material change in the nature of the related party transactions with Group Companies during the three and nine months ended September 30, 2009. See Item 5. “Operating and Financial Review and Prospects – Overview – Relationship with our Parent Company and its Affiliates” in our 2008 annual report. See note 5 to the attached unaudited condensed consolidated unaudited financial statements for details of financial transactions with related parties in the three and nine months ended September 30, 2008 and 2009.

Unaudited results of operations for the three and nine months ended September 30, 2009 compared to the three and nine months ended September 30, 2008

The following table summarizes our unaudited condensed consolidated statements of comprehensive income for the three and nine months ended September 30, 2008 and 2009.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2008	2009	Change	% Change	2008	2009	Change	% Change
		(in thousands)				(in thousands)
Revenue	£82,110	£74,841	£(7,269)	(9)%	£241,185	£230,738	£(10,447)	(4)%
Cost of sales	(50,832)	(45,257)	5,575	11%	(149,052)	(146,703)	2,349	2%

Gross profit	31,278	29,584	(1,694)	(5)%	92,133	84,035	(8,098)	(9)%

Operating expenses:
Distribution costs	(4,905)	(4,775)	130	3%	(13,638)	(13,935)	(297)	(2)%
Administrative expenses	(17,759)	(15,666)	2,093	12%	(52,343)	(51,869)	474	1%

	(22,664)	(20,441)	2,223	10%	(65,981)	(65,804)	177	NM

Operating profit	8,614	9,143	529	6%	26,152	18,231	(7,921)	(30)%

Finance charges, net	(15,159)	(10,623)	4,536	30%	(30,453)	(11,552)	18,901	62%
Tax charge	(97)	(89)	8	8%	(290)	(449)	(159)	(55)%

(Loss)/profit for the period	£(6,642)	£(1,569)	£5,073	76%	£(4,591)	£6,230	£10,821	NM

NM – zero balances and comparisons from positive to negative numbers are not meaningful

Discussion of all significant variances

Revenue

	Three Months Ended September 30,				Nine Months Ended September 30,
	2008	2009	Change	% Change	2008	2009	Change	% Change
		(in thousands)				(in thousands)
Enterprise, carrier data and indirect sales channels	£80,660	£73,379	£(7,281)	(9)%	£236,548	£225,306	£(11,242)	(5)%

Carrier voice	1,325	1,337	12	1%	4,262	5,057	795	19%

Revenues from third party customers	81,985	74,716	(7,269)	(9)%	240,810	230,363	(10,447)	(4)%
Revenues from other Group Companies	125	125	—	NM	375	375	—	NM

Revenues from customers	£82,110	£74,841	£(7,269)	(9)%	£241,185	£230,738	£(10,447)	(4)%

NM – zero balances and comparisons from positive to negative numbers are not meaningful

Our revenues are separated into two businesses based on our target markets and sales structure (i) enterprise, carrier data and indirect sales channel; and (ii) carrier voice.

The enterprise, carrier data and indirect sales channel business consists of (i) the provision of voice and data services to all customers other than carrier customers; (ii) the provision of data products, including IP, transport and capacity services, to carrier customers; and (iii) to a lesser extent, the provision of voice, data and managed services to or through business relationships with other carriers, sales agents and system integrators. The carrier voice business consists of the provision of domestic and international long distance voice services to carrier customers.

Revenue decreased in the three and nine months ended September 30, 2009 compared with the same periods in 2008 due primarily to a decline in enterprise and carrier data revenue of £6.5 million and £18.9 million, respectively, as a result of the conclusion of the Camelot network contract, partially offset on a year to date basis by growth in the rest of our customer base, the acquisition of new customers as a result of demand for IP virtual private network data products and an increase in carrier voice revenue.

Despite current economic conditions, we continue to see demand for our IP services and as a result continue to win new business. Many government agencies and enterprises continue to refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive. One of our principal customer relationships in the year ended December 31, 2008 was with Camelot, the current holder of the license to operate the UK National Lottery. Camelot had deployed a landline-based ISDN network provided by us in relation to the operation of the UK National Lottery. In October 2007, Camelot announced its intention to replace its existing landline-based ISDN network with a broadband satellite communications network to be supplied by another service provider. Camelot has completed the migration of the network. Revenue from our relationship with Camelot was £0.1 million and £0.9 million for the three and nine months ended September 30, 2009, respectively, and £6.6 million and £19.8 million for three and nine months ended September 30, 2008, respectively.

One of our principal customer relationships is with the UK Foreign and Commonwealth Office (“FCO”), to whom we provide an international telecommunications network known as the FTN. Our contract to provide the FTN is scheduled to expire in May 2010. We have entered into transition arrangements in respect of the FCO’s migration to the replacement for the FTN. In addition, we continue to pursue other ordinary course commercial opportunities with the FCO.

Cost of Sales

	Three Months Ended September 30,				Nine Months Ended September 30,
	2008	2009	Change	% Change	2008	2009	Change	% Change
		(in thousands)				(in thousands)
Cost of access	£25,881	£20,780	£(5,101)	(20)%	£75,034	£70,765	£(4,269)	(6)%
Customer-specific costs (1)	10,534	11,076	542	5%	30,403	34,923	4,520	15%
Depreciation and amortization	10,497	9,984	(513)	(5)%	30,719	30,234	(485)	(2)%
Third-party maintenance	3,920	3,417	(503)	(13)%	12,896	10,781	(2,115)	(16)%

	£50,832	£45,257	£(5,575)	(11)%	£149,052	£146,703	£(2,349)	(2)%

(1)	For operating leases and cost-plus arrangements only.

Cost of access decreased in the three and nine months ended September 30, 2009 compared with the same periods in 2008 primarily due to a £3.7 million reduction as a result of the previously mentioned favorable regulatory ruling by Ofcom in respect of BT’s overcharging for PPCs between April 2005 and September 2008. While the favorable ruling is subject to a two month appeal period, we have received a credit note from the vendor and do not expect any significant adjustments. The decrease was partially offset by an adverse foreign exchange impact on certain US dollar-denominated costs.

Customer specific costs increased in the three and nine months ended September 30, 2009 compared with the same periods in 2008 primarily due to (i) additional equipment costs associated with increased managed service sales; and (ii) an increase in professional services related costs.

Depreciation and amortization decreased in the three and nine months ended September 30, 2009 compared with the same periods in 2008 primarily due to lower capital expenditures in 2009 compared to previous years.

Third-party maintenance decreased in the three and nine months ended September 30, 2009 compared with the same periods in 2008 primarily due to the termination and renegotiation of certain maintenance contracts.

Distribution Costs

Distribution costs were comparable for the three months ended September 30, 2009 with the same period in 2008. However, lower commissions and a voluntary unpaid leave program in 2009 were partially offset by higher payroll costs due to additional sales staff.

Distribution costs increased in the nine months ended September 30, 2009 compared with the same period in 2008 primarily due to the additional sales staff mentioned above and salary adjustments effective from the start of the third quarter of 2008 partially offset by lower sales commissions.

Administrative Expenses

The decrease in administrative expenses in the three months ended September 30, 2009 compared with the same period in 2008 is primarily driven by (i) lower office expenses and facility related costs as a result of making a £1.6 million retrospective property tax recharge, covering the period from April 2005, to an entity in the GC Group (see note 2 to the accompanying condensed consolidated financial statement); (ii) lower employee incentive compensation due to accruing under the annual bonus program at a lower rate in 2009; and (iii) a lower intercompany management charge.

The decrease in administrative expenses in the nine months ended September 30, 2009 compared with the same period in 2008 is primarily driven by (i) lower professional fees; (ii) net favorable exchange rate movements in respect of non-loan US Dollar-denominated assets and liabilities and (iii) lower employee incentive compensation due to accruing under the annual bonus program at a lower rate in 2009. These decreases were partially offset by (a) an increase in office expenses and facility related costs as a result of the impact of a £2.9 million retroactive property tax assessment (see note 2 to the accompanying condensed consolidated financial statement); (b) an increase in the intercompany management charge; and (c) an increase in salaries and benefits primarily due to salary adjustments effective from the start of the third quarter of 2008.

Finance charges, net

	Three Months Ended September 30,				Nine Months Ended September 30,
	2008	2009	Change	% Change	2008	2009	Change	% Change
		(in thousands)				(in thousands)
Finance revenue
Interest receivable	£1,124	£1,510	£386	34%	£3,224	£3,898	£674	21%
Foreign exchange gain/(loss) on loans to other Group Companies	2,619	1,136	(1,483)	(57)%	2,599	(3,331)	(5,930)	NM

Total Finance revenue	3,743	2,646	(1,097)		5,823	567	(5,256)

Finance costs
Interest payable and other borrowing costs	(8,559)	(8,557)	2	NM	(26,009)	(25,773)	236	1%
Foreign exchange (loss)/gain on Senior Secured Notes and loans from other Group Companies	(10,343)	(4,712)	5,631	54%	(10,267)	13,654	23,921	NM

Total Finance costs	(18,902)	(13,269)	5,633		(36,276)	(12,119)	24,157

Finance charges, net	£(15,159)	£(10,623)	£4,536	30%	£(30,453)	£(11,552)	£18,901	62%

NM – zero balances and comparisons from positive to negative numbers are not meaningful

The decrease in finance charges, net, in the three months and nine months ended September 30, 2009 compared with the same periods in 2008 was primarily due to more favorable exchange rate impacts on the US Dollar-denominated Senior Secured Notes in 2009, partially offset by an unfavorable exchange rate impact on the US Dollar-denominated intercompany loan with GCE in the same period. A favorable exchange rate impact on the previously referred US Dollar-denominated loan with GC Impsat also contributed to the decrease in the three months ended September 30, 2009.

Between June 30, 2008 and September 30, 2008 pounds sterling weakened from $1.99 to $1.81 for £1. Between June 30, 2009 and September 30, 2009 pounds sterling weakened from $1.66 to $1.60 for £1.

Taxation

During the nine months ended September 30, 2008 and 2009, we recognized a current year tax charge of £0.3 million and £0.4 million, respectively, and during the three months ended September 30, 2008 and 2009, we recognized a current year tax charge of £0.1 million in respect of each period. These charges reflects changes to the amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

Liquidity and Capital Resources

Financial Condition and Liquidity

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This depends to a significant degree on general economic, financial, competitive, legislative, regulatory and other factors (such as satisfactory resolution of contingent liabilities) that are beyond our control.

Based on our current level of operations and anticipated cost management and operating improvements, we believe our expected cash flow from operations, available cash and cash available from financing activities, including intercompany loans, will be adequate to meet our future liquidity needs for at least the next twelve months.

There can be no assurance, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We cannot provide assurances that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Furthermore, we cannot provide any assurances that the ongoing adverse conditions in global capital markets and general economic conditions will not have a material impact on our future operations and cash flows.

We monitor our capital structure on an ongoing basis and from time to time we consider financing and refinancing options to improve our capital structure and enhance our financial flexibility. Our ability to enter into new financing arrangements is subject to restrictions in our outstanding debt instruments and to the rights of Singapore Technologies Telemedia Pte. Ltd under our parent’s outstanding preferred shares. At any given time we may pursue a variety of financing opportunities, and our decision to proceed with any financing will depend, among other things, on prevailing market conditions, near term maturities and available terms.

At September 30, 2009 our available liquidity consisted of £26.3 million of cash and cash equivalents. During the nine months ended September 30, 2009, we posted an operating profit of £18.2 million, a profit for the period of £6.2 million, generated £4.2 million of cash from operating activities and had a net decrease in cash and cash equivalents of £9.8 million including £7.4 million, excluding accrued interest, in respect of the repurchase of Notes pursuant to the Excess Cash Offer (described and discussed in further detail later in this document). To support this repurchase of Notes, we borrowed $15 million from GC Impsat during the second quarter of 2009.

In the long term, we expect our operating results and cash flows to improve as a result of the growth of our revenues, including the economies of scale expected to result from such growth, and from ongoing cost reduction initiatives, including initiatives to optimize the access network and effectively lower unit prices. Thus, in the long term, we expect to generate positive cash flow from operating activities in an amount sufficient to fund all investing and financing requirements, subject to the need to refinance our existing major debt instruments. However, our ability to improve cash flows is subject to the risks and uncertainties described above under “Cautionary Note regarding Forward-Looking Statements” as well as the variability of quarterly liquidity discussed below.

In the short term, we expect cash provided by operating activities to exceed purchases of property and equipment. In particular, even though the first nine months of 2009 incurred negative cash flows, we expect cash provided by operating activities to exceed purchases of property, plant and equipment for the 12 months ended September 30, 2010. This expectation is based in part on raising some financing for such property and equipment from vendors and other third parties. Our ability to arrange such financings is subject to negotiating acceptable terms from equipment vendors and financing parties. In addition, our short term liquidity and more specifically our quarterly liquidity expectations are subject to considerable variability as a result of the timing of interest payments as well as the factors noted below:

•

Working capital variability significantly impacts our cash flows and can cause our intra-quarter cash balances to drop to levels significantly lower than those levels prevailing at the end of a quarter.

•

The continuing adverse general economic conditions could cause customer buying patterns to change as a result of their cash conservation efforts, which could have an adverse impact on our cash flows. These adverse conditions could also adversely impact our working capital to the extent suppliers seek more timely payment from us or customers pay us on a less timely basis.

•

Within 120 days after each calendar year, we must offer to purchase a portion of the Senior Secured Notes at 100% of their principal amount with 50% of the Operating Cash Flow (as defined in the Indenture) for that year. In respect of the Excess Cash Offer related to the year ended December 31, 2008, we purchased £7.4 million of the Senior Secured Notes, excluding accrued interest, on May 29, 2009.

•

Our liquidity may also be adversely affected if we are found liable in respect of contingent legal, tax and other liabilities, and the amount and timing of the resolution of these contingencies remain uncertain.

•

Cash outlays for purchases of property and equipment vary significantly from quarter to quarter and in the first nine months of 2009 exceeded cash provided by operating activities,. Although we have the flexibility to reduce expected capital expenditures in future periods to conserve cash, the majority of our capital expenditures are directly related to customer requirements and therefore ultimately our ability to generate long term cash flows.

The vast majority of our long term debt matures in December 2014. However, we do have approximately £16.9 million related to various debt agreements that are due and payable in the next twelve months. With regard to our major debt instruments, the £274.0 million principal of our Senior Secured Notes mature in December 2014 (subject to early redemption). If cash on hand at the time any of these debt instruments matures is insufficient to satisfy these and our other debt repayment obligations, we would need to access the capital markets to meet our liquidity requirements. Such access would depend on market conditions and our credit profile at the time.

We may, from time to time, loan funds to or borrow funds from our parent and other Group Companies in order to satisfy our liquidity needs and the liquidity needs of those Group Companies. The terms of any intercompany loan made between us and our parent or other Group Companies are negotiated at the time the loans are made in light of the parties’ ongoing liquidity requirements, the restrictions contained in the applicable debt covenants in the Indenture and the requirements of applicable law. We have agreed the terms of a loan facility of up to $15.0 million with GC Impsat, a member of the GC Group, which was fully drawn down in the second quarter of 2009. At September 30, 2009 the pounds sterling equivalent balance outstanding in respect of this loan was £9.4 million. The loan has an effective interest rate of 10%, payable semi-annually in arrears, and matures in September 2012.

At September 30, 2009, there was an outstanding intercompany loan balance of $50.4 million (equivalent to £31.6 million on that date) due to us from GCE which is guaranteed by GCL. This loan balance matures five business days prior to the December 15, 2014 scheduled maturity of the Senior Secured Notes, bears an effective interest rate of 13.5%, and is unsecured. Although the borrower may elect to repay early without penalty at any time, we may demand repayment only in the event of a default under the Indenture which would result in the accelerated repayment of the outstanding principal amount of Senior Secured Notes.

Financing activities

On June 30, 2009, GCE signed an International Lease and Finance lease agreement with IBM United Kingdom Financial Services. On July 15, 2009 (the effective date), and pursuant to this agreement, GCUK made a single draw down of £2.1 million which incurs interest at 10% per annum. Lease repayments are being made over a period of 37 months from the effective date.

In October 2009, the Company signed a sale and lease back agreement with Close Finance to the amount of £4.5 million. Interest is incurred at an implicit rate of 9.5% per annum with payments being made monthly in arrears between October 2009 and March 2012. The equipment sold to Close Leasing under this arrangement was previously purchased under finance lease with CIT Group and had been fully paid off as at June 30, 2009.

Indebtedness

At September 30, 2009, we had £296.1 million of outstanding indebtedness (including long and short term debt and finance lease obligations), consisting of £267.7 million of Senior Secured Notes, £18.6 million of finance lease obligations, the $15.0 million (equivalent to £9.4 million as at June 30, 2009) loan due to GC Impsat and £0.4 million in respect of other debt obligations. We were in compliance with all covenants in the Indenture as at September 30, 2009.

Within 120 days after the period ending December 31, 2005 and each 12 month period thereafter, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Operating Cash Flow (as defined in the Indenture), if any, from that period (the “Excess Cash Offer”). Operating Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the Excess Cash Offer for the year ended December 31, 2008, the Company made an offer for and purchased £7.4 million, excluding accrued interest, of Senior Secured Notes on May 29, 2009. If the current year to date results were the results for the full year to December 31, 2009, the Company would be obliged to make an Annual Repurchase Offer of approximately £8.9 million, exclusive of accrued but unpaid interest.

Cash Flow Activity

The table below shows our net cash flow for the nine months ended September 30, 2008 and 2009.

	Nine Months Ended September 30,		Change	% Change
	2008	2009
		(in thousands)
Net cash provided by operating activities	£31,302	£4,181	£(27,121)	(87)%
Net cash used in investing activities	(13,174)	(6,999)	6,175	47%
Net cash used in financing activities	(8,350)	(6,978)	1,372	16%

Net increase/(decrease) in cash and cash equivalents	£9,778	£(9,796)	£(19,574)	NM

NM – zero balances and comparisons from positive to negative numbers are not meaningful

Net Cash Flow from operating activities

During the nine months ended September 30, 2009, we generated net cash of £4.2 million from operating activities. During the same period of 2008, we generated £31.3 million of cash from operating activities. The decrease is primarily due to our efforts in 2009 to reduce the days payable outstanding with key access vendors and the timing of receipts from customers as well as lower operating profit and deferred revenue balances in 2009.

Net Cash Flow from investing activities

During the nine months ended September 30, 2009, net cash used in investing activities decreased primarily due to a reduction in capital expenditure compared to the same period last year.

Net Cash Flow from financing activities

During the nine months ended September 30, 2009, net cash used in financing activities decreased primarily due to the previously referred to loan from GC Impsat in the second quarter of 2009, partially offset by (i) an increase in our Excess Cash Offer of £6.2 million; and (ii) a payment of £1.0 million in respect of employee taxes on share based compensation.

Contractual Cash Commitments

During the nine months ended September 30, 2009 we entered into a 5 year maintenance and service agreement that requires minimum payments totaling £12.9 million over the period of the agreement.

Credit risk

We are subject to concentrations of credit risk in our trade receivables. Substantially all our customers are UK based, both large and small, and operate in a number of different industries. As of December 31, 2008 and September 30, 2009, the receivables related to our carrier sales channel represented approximately 24.9% and 30.4%, respectively, of our consolidated receivables. Also as of December 31, 2008 and, September 30, 2009 the receivables due from various agencies of the UK Government together represented approximately 34.7% and 18.4%, respectively, of our consolidated receivables.

Item 3. Controls and Procedures

Review of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Although not required by Rule 13a-15 under the Exchange Act, in connection with the preparation of this quarterly report, our management, with the participation of our Managing Director (the principal executive officer) and Chief Financial Officer (the principal financial officer), have evaluated the effectiveness of our disclosure controls and procedures. Based upon management’s evaluation, our Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of September 30, 2009.

Changes in Internal Control over Financial Reporting

During the third quarter of 2009, there were no material changes in our internal control over financial reporting.

On November 1, 2009, Matthew Gutierrez replaced George McDevitt as Chief Financial Officer, UK and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/S/ EDWARD T. HIGASE
Name:	Edward T. Higase
Title:	Managing Director

Date: 14 December, 2009